SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GRINDROD SHIPPING HOLDINGS LTD.
(Name of Subject Company)

GRINDROD SHIPPING HOLDINGS LTD.
(Name of Person(s) Filing Statement)

Ordinary shares, no par value
(Title of Class of Securities)

Y28895103
(CUSIP Number of Class of Securities)

Stephen Griffiths
Chief Financial Officer and Interim Chief Executive Officer
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763
65 6632 1315

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Philip Richter
Roy Tannenbaum
Joshua Wechsler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Grindrod Shipping Holdings Ltd., a company incorporated under the laws of the Republic of Singapore (“Grindrod” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2022, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by the Company with the SEC on November 18, 2022 and the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by the Company with the SEC on November 29, 2022 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the cash tender offer by Good Falkirk (MI) Limited, a Republic of Marshall Islands company (the “Offeror”), a wholly owned subsidiary of Taylor Maritime Investments Limited, a Guernsey company limited by shares (“TMI”), to acquire any and all of the issued ordinary shares, no par value (the “Shares”), in the capital of the Company, other than Shares held by the Offeror and other than Shares held in treasury, at a price of $21.00 per Share, payable to the holder thereof in cash, without interest thereon (the “Offer Price”), paid in conjunction with the payment of a special dividend of $5.00 per Share by the Company on December 1, 2022, representing aggregate transaction value to the holders of Shares of $26.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitute the “Offer”), in accordance with Regulations 14D and 14E under the Securities Exchange Act of 1934, as amended, and the Singapore Code on Take-overs and Mergers, subject to certain exemptions granted by the SEC and the Securities Industry Counsel. The Offer is described in a Tender Offer Statement on Schedule TO filed by TMI and the Offeror with the SEC on October 28, 2022 (the “Schedule TO”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are included as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment No. 3, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 3 is being filed to reflect certain updates as set forth below:

Item 8.	Additional Information.

“Item 8. Additional Information” is hereby amended and supplemented by adding the following paragraph as a new subsection following the heading entitled “Item 8. Additional Information—Schedule 13E-3” on page 42:

“Expiration and Results of the Subsequent Offering Period.

Computershare Trust Company, N.A., the depositary for the Offer, has advised that, as at 11:59 p.m., New York time, on December 19, 2022, a total of 1,839,787 Shares had been validly tendered pursuant to the Offer during the Subsequent Offering Period, representing approximately 9.45% of the outstanding Shares (including the number of Shares resulting from the valid vesting and settlement in full of the Company Forfeitable Shares). All Shares that were validly tendered during the Subsequent Offering Period, on the terms and subject to the conditions and restrictions of the Offer, have been accepted for payment. As at 11:59 p.m., New York time, on December 19, 2022, a total of 16,206,365 Shares are held by the Offeror and its affiliates or have been validly tendered to the Offeror (including the Shares that have been validly tendered during the Subsequent Offering Period), representing 83.23% of the outstanding Shares (including the number of Shares resulting from the valid vesting and settlement in full of the Company Forfeitable Shares).

The announcements announcing the expiration and results of the Subsequent Offering Period are attached hereto as Exhibits (a)(5)(xii) through (a)(5)(xv) to this Schedule 14D-9 and are incorporated herein by reference.”

Item 9.	Exhibits.

“Item 9. Exhibits” is hereby amended by inserting the following Exhibits as Exhibits (a)(5)(xii) through (a)(5)(xv) on page 44:

Exhibit  Number Description

(a)(5)(xii)
Joint Announcement of the Expiration and Results of the Subsequent Offering Period issued by TMI and the Company, dated December 20, 2022 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO filed by TMI and the Offeror with the SEC on December 20, 2022).

(a)(5)(xiii)
Announcement of the Final Level of Acceptances and Closure of the Offer issued by TMI and Offeror on the Regulatory News Service of the London Stock Exchange, dated December 20, 2022 (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO filed by TMI and the Offeror with the SEC on December 20, 2022).

(a)(5)(xiv)
Announcement of the Final Level of Acceptances and Closure of Voluntary Cash Offer issued by the Company on the Stock Exchange News Services of the Johannesburg Stock Exchange, dated December 20, 2022 (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO filed by TMI and the Offeror with the SEC on December 20, 2022).

(a)(5)(xv)	Press Summary issued by TMI, dated December 20, 2022 (incorporated by reference to Exhibit (a)(5)(N) to the Schedule TO filed by TMI and the Offeror with the SEC on December 20, 2022).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Grindrod Shipping Holdings Ltd.

	By:	/s/ Stephen Griffiths
	Name:	Stephen Griffiths
	Title:	Chief Financial Officer and Interim Chief Executive Officer

Dated: December 20, 2022